April 26, 2010

VIA EDGAR

Ms. Ellen Sazzman
Division of Investment Management-Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Wilshire Variable Insurance Trust (the “Registrant” or the “Trust”) Registration Nos. 333-15881 and 811-07917

Dear Ms. Sazzman:

On behalf of the Registrant, this letter is in response to the comments received on April 12, 2010, regarding the Registrant’s Post-Effective Amendment No. 45 to its Registration Statement on Form N-1A filed on February 26, 2010 (the “PEA”), pursuant to Rule 485(a)(1) under the Securities Act of 1933.  As you requested, this letter is being filed via EDGAR.

1.	Cover Page (comments apply to all funds)

a.	Comment: Please confirm that the fund name on the front cover page of the prospectus is and will continue to be the same as the EDGAR identifiers associated with the prospectus.

Response:  The fund names on the cover pages of the prospectuses are and will continue to be the same as the EDGAR identifiers associated with the prospectuses.

b.	Comment: Please confirm that the fund does not have an exchange ticker symbol that should be disclosed pursuant to Form N-1A, Item 1(a).

Response:  The funds do not have exchange ticker symbols.

Ms. Ellen Sazzman
April 26, 2010

2.	Back Cover Page (comment applies to all funds)

a.
Comment:  Please explain how shareholders may make inquiries to the Trust or to a fund and provide a toll-free number to call with respect to those inquiries and to request other information about the fund.  See Form N-1A, Item 1(b).

Response:  As stated on the back cover page, for all shareholders except public shareholders of the Equity Fund, shareholders may contact their insurance company with any questions.  For public shareholders of the Equity Fund, a toll-free number has been provided for shareholder inquires.

3.	Summary (p. 1) (comments apply to all funds)

a.
Comment:  If the Trust intends to use the summary prospectus for this fund, please include the legend required by Rule 498(b)(1)(iii) and (v) at the beginning of each summary prospectus.  See 17 C.F.R. sec. 230.498(b)(1)(iii), (v).  Please provide staff with a copy of the legend that will be included in that 497k filing.

Response:  The Trust intends to use the summary prospectus for the funds.  Accordingly, the following is the legend that will be included in the 497(k) filing:

Before you invest, you may want to review the Fund’s Prospectus, which contains more information about the Fund and its risks.  The Fund’s Prospectus and Statement of Additional Information (SAI), both dated May 1, 2010, are incorporated by reference into this Summary Prospectus.  For free paper or electronic copies of the Fund’s Prospectus and other information about the Fund, go to [direct web address], email a request to [email address], call (888) 200-6796, or ask any financial advisor, bank or broker-dealer who offers shares of the Fund.

b.
Comment:   Please ensure that the Principal Strategies summary section provided in response to Item 2 discusses all strategies that entail any of the risks discussed in the Principal Risks summary section and vice-versa.  Please also ensure that the Principal Strategies summary and the Principal Risks summary sections provided in response to Item 2 summarize all strategies and risks discussed in the principal investment strategies and principal risks sections provided in response to Item 9 and vice-versa.

Response:  The Principal Investment Strategies summary sections provided in response to Item 2 discusses all strategies that entail any of the risks discussed in the Principal Risks summary sections and vice-versa.  In addition, these sections summarize all strategies and risks discussed in the Principal Strategies and Risks section in response to Item 9.

Ms. Ellen Sazzman
April 26, 2010

PROSPECTUS 1 (Equity Fund, Balanced Fund, Income Fund, Small Cap Growth Fund, International Equity Fund, and Socially Responsible Fund):

4.	Equity Fund – Fund Fees and Expenses (p. 1) (comments apply to all funds in Prospectus 1)

a.	Comment: Please disclose in the introductory paragraph to the fee tables that the table does not reflect variable insurance product expenses and if such expenses were reflected, fees would be higher.

Response:  This disclosure has been added for each fund.

b.	Comment: Please confirm to staff that there are no breakpoint discounts to disclose pursuant to Item 3 of Form N-1A.

Response:  The funds do not impose a sales charge; therefore, there are no breakpoint discounts to disclose.

c.	Comment: Please provide updated fee table information for staff review, particularly given the new requirements of Form N-1A, Item 3.

Response:  Updated fee table information has been provided.

d.	Comment: Please confirm that the table does not reflect any waiver/reimbursement agreements. See Form N-1A, Item 3, Instruction 3(e).

Response:  The expense tables do not reflect any contractual expense waiver/reimbursement agreements.  The voluntary fee waiver footnotes for the Small Cap Growth Fund and the International Equity Fund have been removed.

e.
Comment:  Please confirm that the fund has no acquired find fees and expenses in excess of one basis point as per Item 3, Instruction 3(f)(i) of Form N-1A. Given the Equity Fund’s particular investments in underlying funds, the lack of acquired fund fees seems unusual for this particular fund.  See discussion below.

Response:  A line item for “Acquired Fund Fees and Expenses” has been added to the fee table for the Equity Fund and the Balanced Fund.

Ms. Ellen Sazzman
April 26, 2010

5.	Equity Fund – Example (p. 1) (comments apply to all funds in Prospectus 1)

a.
Comment:  Please add a statement to the introductory language before the example to disclose that variable insurance product fees have not been reflected in the example and that if such variable insurance fees were reflected, your expenses would be higher.

Response:  This disclosure has been added for each fund.

6.	Equity Fund – Portfolio Turnover Rate (p. 2) (comments apply to all funds in Prospectus 1)

a.	Comment: Please provide updated information.

Response:  This information has been updated for each fund.

b.	Comment: Please note that any portfolio with a turnover rate in excess of 100% must include active trading risk (e.g., higher brokerage costs) as a principal risk.

Response:  Portfolio turnover risk has been added for the Equity Fund and the Socially Responsible Fund.

7.	Equity Fund – Summary of Principal Investment Strategies (pp. 1-2) (comment applies only to this fund)

a.
Comment:  Please disclose if the Wilshire Large Cap Core 130/30 Fund focuses on a particular capitalization range and clarify the significance of the 130/30 designation.  Please also disclose any particular investment percentage in the 130/30 Fund.

Response:  The Wilshire Large Cap Core 130/30 Fund (the “130/30 Fund”) invests in large cap securities, which includes securities of companies with market capitalizations consistent with the Russell 1000 Index (greater than approximately $263 million as of December 31, 2009). The 130/30 Fund designation is because the Fund will generally hold 130% of its net assets in long positions and 30% of net assets in short positions. This information has been disclosed on page 4.  In addition, the Equity Fund expects to invest 45% of its net assets in the 130/30 Fund.  This information has been disclosed on page 3.

b.	Comment: Please explain to staff why the fee table for this fund does not reflect acquired fund expenses inasmuch as the fund invests in the 130/30 Fund as a principal investment strategy.

Ms. Ellen Sazzman
April 26, 2010

Response:  A line item for “Acquired Fund Fees and Expenses” has been added to the fee table for the Equity Fund.

8.	Equity Fund – Summary of Principal Investment Risks (pp. 2-3) (comments a. – c. apply only to this fund, d. and e. to all funds in Prospectus 1)

a.
Comment:   Please address risks of investing in preferred stock and convertible securities (e.g., their hybrid nature and fixed income risks) inasmuch as such investments are listed in the principal investment strategies summary section.  Please make any necessary changes in the Item 9 Principal Risks disclosure.

Response:  The risks associated with investing in preferred and convertible securities have been disclosed in the Principal Risks summaries section and the Principal Strategies and Risks section pursuant to Item 9.

b.
Comment:  Please address the risk associated with investing in securities of foreign issuers inasmuch as such investments are listed in the principal investment strategies summary section.  Please make any necessary changes in the Item 9 Principal Risks disclosure.

Response:  The risks associated with foreign investment has been disclosed in the Principal Risks summary section and the Principal Strategies and Risks section pursuant to Item 9.

c.	Comment: Please clarify why the multi-manager aspect is a risk. Please make any necessary parallel changes in the Item 9 Principal Risks disclosure.

Response:  Multi-Manager is a risk because the 130/30 Fund uses a multi-manager strategy in which multiple sub-advisers employ different strategies.  Multi-manager risk is also disclosed in the Principal Strategies and Risks section pursuant to Item 9.

d.
Comment:  As already noted, please revise all prospectuses so that the discussion of principal strategies parallels the discussion of principal risks (i.e., there is a correspondence between each strategy and risk).  (Comment applies to all funds.)

Response:  The discussion of each fund’s principal investment strategies parallels the discussion of principal risks.

e.	Comment: Please remove the statement in the first full paragraph at the top of page 3 that concerns additional risks. Item 3 of Form N-1A does not provide for such disclosure.

Ms. Ellen Sazzman
April 26, 2010

Response:  This disclosure has been removed for each fund.

9.	Equity Fund – Performance (p. 3) (comments apply to all funds in Prospectus 1)

a.	Comment: Please remove the word “Past” before Performance in the heading for this section pursuant to Item 4 of Form N-1A.

Response:  This word has been removed from each fund’s performance section.

b.	Comment: Please provide updated performance information.

Response:  Updated performance information has been provided.

c.
Comment:  In the introductory language to the performance information, please reference returns for 1, 5, and 10 years unless some different time period is reflected in which case the fund’s inception date should be reflected in parentheses in the performance table.

Response:  The 1, 5, and 10 year periods have been referenced in the introductory language to the performance information for each fund.

d.
Comment:  Please remove the starred footnote to the average annual total returns table that describes the index inasmuch as Form N-1A, Item 4, Instruction 2(b) does not provide for such disclosure concerning the primary index.

Response:  This footnote has been removed.

e.	Comment: Please delete any footnotes describing secondary indices (e.g., Balanced Fund). These may be discussed in the preceding narrative.

Response:  These footnotes have been removed for the Balanced Fund and the Stock/Bond Composite has been described in the preceding narrative.

f.
Comment:  Please confirm supplementally that no updated performance information for any fund will be made available or if the fund is planning to do so, provide additional information in the prospectus as to how that updated information may be obtained.  See Form N-1A, Item 4(b)(2)(i).

Response:  Disclosure has been added indicating that updated performance information is available through the shareholder’s insurance company’s website.

Ms. Ellen Sazzman
April 26, 2010

10.	Equity Fund – Fund Management (pp. 3-4) (comment applies to all funds in Prospectus 1)

a.	Comment: Please disclose the length of service of the various portfolio managers pursuant to Item 5(b) of Form N-1A. Please provide this disclosure wherever it has been omitted in this filing.

Response:  Disclosure regarding the length of service of the various portfolio managers has been provided for each fund.

b.
Comment:  Please clarify the relationship between Madison Square Investors, LLC and Victory Capital Management Inc. and how each entity is responsible for the day-to-day management of the fund.  If there is more than one sub-adviser, describe what assets each manages, summarize differences in approach, and include asset allocation as a risk.

Response:  The Equity Fund is a multi-managed fund and Madison Square Investors, LLC and Victory Capital Management Inc. are sub-advisers to the Fund.  Disclosure has been added in the Principal Investment Strategies summaries section regarding the strategies of each sub-adviser.  In addition,  multi-manager fund risk and asset allocation risk has been added to the Principal Risk summaries section.

11.	Balanced Fund (pp. 5-7 comments apply to this fund)

a.
Comment:  In the annual fund operating expenses table at page 5, please remove the parenthetical after the Acquired Fund Fees and Expenses caption.  See Form N-1A, Item 3, Instruction 3(f).  Please confirm that those expenses have been calculated in conformance with that section.

Response:  This parenthetical has been removed. In addition, the Acquired Fund Fees and Expenses have been calculated in accordance with Form N-1A, Item 3, Instruction 3(f).

b.	Comment: In the principal investment strategies summary section on page 5, please give the full names of the Income Fund and the 130/30 Fund.

Response:  The full names of the Income Fund and the 130/30 Fund have been disclosed.

c.
Comment:  In the principal investment strategies summary at the top of page 6, please revise the percentages describing the Balanced Fund’s investment in the Income Fund and the 130/30 Fund so that the total equals 100% instead of 105% (unless there is some basis for the latter percentage).

Ms. Ellen Sazzman
April 26, 2010

Response:  The percentage allocation for equity and fixed income investments has been revised to total 100%.

d.
Comment:  In the principal investment strategies summary, please disclose the strategies of the underlying Income Fund that, in the aggregate are expected to be principal strategies of the Balanced Fund.  Please also disclose principal risks associated with the principal strategies in the risk summary (e.g., the risks of fixed income securities and the risks of the 130/30 Fund).  The cross-reference to the Income Fund at the top of page 6 is not adequate.  In addition Item 4 of Form N-1A does not provide for such cross-reference and that disclosure should be removed.  Please make any necessary parallel changes to Item 9 disclosure.

Response:  The cross-references have been removed and the principal investment strategies and principal risks of the Income Fund have been disclosed accordingly.

e.
Comment:  In the principal investment strategies summary at page 6, please disclose the strategies of the underlying 130/30 Fund only to the extent that those strategies in the aggregate are expected to be principal strategies of the Balanced Fund.  Please summarize all risks entailed in the principal strategies described in the strategies summary in the principal risks summary.  Please make any necessary parallel changes to Item 9 disclosure.

Response:  The Balanced Fund is a fund of funds and invests, in part, in the 130/30 Fund.  Accordingly, any principal strategy of the 130/30 Fund is also a principal strategy of the Balanced Fund.  Accordingly, the principal investment strategies and principal risks of the 130/30 Fund have been included in the Balanced Fund’s summary section and the Principal Strategies and Risks section pursuant to Item 9.

f.	Comment: In the principal strategies summary on page 6, please disclose the capitalization range of any indexes named, e.g., Russell 1000 Index.

Response:  The capitalization range for the Russell 1000 Index has been disclosed.

g.
Comment:  In the principal risks summary on pp. 6-7, please disclose the various risks associated with fixed income securities inasmuch as the Balanced Fund intends to invest 55% of its assets in such securities as stated in the principal strategies summary on page 6.

Ms. Ellen Sazzman
April 26, 2010

Response:  The Balanced Fund is a fund of funds.  Accordingly, the risk disclosure for the Income Fund and the 130/30 Fund addresses the risks associated with any investment in fixed income securities.

h.
Comment:  In the principal risks summary on pp. 6-7, please describe the risks associated with the principal strategies resulting from the Balanced Fund’s investment in the Income Fund.  The cross-reference to the Income Fund’s summary is inadequate and this disclosure at the bottom of page 6 should be removed inasmuch as Form N-1A, Item 4 does not provide for such disclosure.

Response:  Please see the response to comment 11d above.

i.
Comment:  In the principal risks summary on pp. 6-7, please describe risks associated with principal strategies resulting from the Balanced Fund’s investment in the 130/30 Fund, e.g., risks associated with convertible securities, selling long, warrants, real estate investment trusts, exchange traded funds and other pooled investments, and derivatives (all of which are currently described in the principal strategies summary).  Please also revise the Equity Fund’s principal strategies/risk disclosure to the extent that that fund’s investment in the 130/30 Fund entails the principal strategies described on page 6.

Response:  Additional risk disclosure for the 130/30 Fund has been added for the Balanced Fund and Equity Fund.

j.
Comment:  In the Performance section on page 8, please remove the first starred footnote to the average annual total returns table that describes the primary index inasmuch Form N-1A, Item 4, Instruction 2(b) does not provide for such disclosure.

Response:  This footnote has been removed.

k.
Comment:  In the Performance section on page 8, please remove the latter two footnotes to the average annual total returns table and put any description of the additional indexes in the narrative before the bar chart and table.  See Form N-1A, Item 4, Instruction 2(b).

Response:  These footnotes have been removed.

Ms. Ellen Sazzman
April 26, 2010

l.	Comment: Please provide updated management information on page 8 including how the Balanced Fund is multi-managed as described on page 7.

Response:  The management information has not been updated, as the Balanced Fund is not multi-managed.  However, Multi-Managed Fund Risk is included under the Balanced Fund’s principal risks because the 130/30 Fund is multi-managed.

m.	Comment: Inasmuch as the fund invests in more than one fund, please include asset allocation as a risk.

Response:  Asset allocation risk has been added for the Balanced Fund.

12.	Income Fund (pp. 9-12) (comments apply only to this fund)

a.	Comment: In the principal strategies summary on page 9, please clarify the reference to agency mortgage pass-through securities.

Response:  The disclosure has been revised to clarify that the mortgage- and asset-backed securities that the Income Fund invests in are generally pass-through securities.

b.	Comment: In the principal risks summary on pp. 9-10, please disclose risks associated with mortgage pass through securities and asset backed securities.

Response:  Pre-payment risk is a risk associated with these type of securities and is disclosed on page 15.

c.	Comment: Please include liquidity risk as a principal risk.

Response:  Liquidity risk has been added.

13.	Small Cap Growth Fund (pp. 13-16) (comment a. applies to all funds, comments b, c., and d. apply only to this fund)

a.
Comment:  In the annual fund operating expenses table on page 13, please delete the starred footnote concerning voluntary waivers inasmuch as Form N-1A, Item 3 does not provide for such disclosure.  Please remove any footnotes describing such voluntary waivers from the annual fund operating expenses tables of all funds in the Trust.

Response:  This footnote has been removed.

Ms. Ellen Sazzman
April 26, 2010

b.
Comment:  In the principal investment strategies summary on page 14, please disclose the capitalization range of the cited indexes.  Please also clarify the relationship between the three indexes cited and how they relate to the Small Cap Growth Fund’s principal investment strategies.

Response:  The average capitalizations of the Russell 2000 Index and Russell 2000 Growth Index have been disclosed.  The Registrant does not believe it is appropriate to disclose the average capitalization for the Russell 2000 Value Index, as it is only mentioned for purposes of describing the Russell 2000 Growth Index (i.e., that the Russell 2000 Growth Index has higher price-to-book and price-to-earnings ratios than those in the Russell 2000 Value Index).

As noted in the Principal Investment Strategies summary section, the Fund’s growth rate estimates are measured against the Russell 2000 Growth Index and are considered favorable if they exceed the average for the Index, which is also the Fund’s benchmark.  The Russell 2000 Growth Index consists of securities in the Russell 2000 Index with a greater-than-average growth orientation.

c.
Comment:  In the principal risks summary on page 15, the fund discloses turnover risk.  Please more clearly disclose in the principal strategies summary the principal strategy that generates this risk (unless the turnover rate is in excess of 100%).  Please make any necessary revisions to Item 9 disclosure.

Response:  The 2009 turnover rate for the Small Cap Growth Fund was 174%. Accordingly, no revisions were made.

d.
Comment:  In the management section on pp. 15-16, please provided updated information and clarify the relationship between Copper Rock Capital Partners LLC and Mellon Capital Management Corporation and how each entity is responsible for the day-today management of the fund.  Please also explain why multi-manager risk has not been described in the risks summary as well as referenced in the principal strategies section.  Please also note asset allocation as a risk.

Response:  The Small Cap Growth Fund is a multi-managed fund, and Copper Rock Capital Partners LLC and Mellon Capital Management Corporation are sub-advisers to the Fund.  Disclosure has been added under the Principal Investment Strategies summary section regarding the strategies of each sub-adviser.  In addition, multi-manager fund risk and asset allocation risk have been added to the Principal Risk section.

Ms. Ellen Sazzman
April 26, 2010

14.	International Equity Fund (pp. 17-20) (comments apply only to this fund)

a.	Comment: In the annual fund operating expenses table on page 17, please delete the starred footnote concerning voluntary waivers inasmuch as Form N-1A, Item 3 does not provide for such disclosure.

Response:  This footnote has been removed.

b.
Comment:  In the management section on pp. 19-20, please provided updated information and clarify the relationship between PanAgora Asset Management, Inc. and Thomas White International Ltd. and how each entity is responsible for the day-to-day management of the fund.  Please also explain why multi-manager risk has not been described in the risks summary as well as referenced in the principal strategies section.  Please also include asset allocation as a risk.

Response:  The International Equity Fund is a multi-managed fund, and PanAgora Asset Management, Inc. and Thomas White International Ltd. are sub-advisers to the Fund.  Disclosure has been added under the Principal Investment Strategies summary section regarding the strategies of each sub-adviser.  In addition, multi-manager fund risk and asset allocation risk has been added to the Principal Risks section.

15.	Socially Responsible Fund (pp. 21-24) (comments apply only to this fund)

a.
Comment:  In the principal strategies summary on pp. 22-23, please clarify the last bullet regarding “acceptable” environmental policies, e.g., acceptable by whom.  Please also include more information on how the adviser picks among “acceptable” issuers.

Response:  The last bullet point indicates that environmental policies, practices and procedures must be considered acceptable by popular standards.  Disclosure has been added to clarify that acceptable by popular standards is determined by the sub-adviser’s screening criteria.

b.
Comment:  In the principal risks summary on page 22, please address risks associated with investing in preferred stock and convertible securities inasmuch as such investments are listed in the principal investment strategies summary section.  Please make any necessary changes in the Item 9 Principal Risks disclosure.

Ms. Ellen Sazzman
April 26, 2010

Response:  The risks associated with investing in preferred and convertible securities have been disclosed in the Principal Risks summaries section and the Principal Strategies and Risks section pursuant to Item 9.

c.	Comment: Please delete any footnotes describing a primary index from the performance table on page 23 inasmuch as Form N-1A, Item 4 does not provide for such disclosure.

Response:  This footnote has been removed.

16.	Tax Information (p. 25) (comment applies to all funds in Prospectus 1)

a.
Comment:  Please revise the tax disclosure to reflect that although the funds expect to make distributions of income and/or capital gains, if any, on an annual basis, the individual investor does not own shares of the funds directly.  Rather the shares are sold through separate accounts of the insurance company from which the investor has purchased a variable annuity, variable life insurance contract, and/or retirement plan.  Please also state that the investor should refer to the prospectus for the variable annuity or variable life insurance contract or to the retirement plan documents for tax information regarding those products.

Response:  This disclosure has been revised accordingly.

17.	Financial Intermediary Compensation (p. 25) (comment applies to all funds in Prospectus 1)

a.
Comment:  Please revise the disclosure to more accurately reflect that these funds are not sold directly to the general public but instead are offered as underlying investment options of variable insurance contracts.  Then please disclose whether there may be direct or indirect payments to the insurance companies, its affiliates or broker-dealers for distribution and/or other services that could create a conflict of interest as to whether these parties recommend the purchase of fund shares.  See Item 8 of Form N-1A.

Response:  This disclosure has been revised accordingly.

18.	Fund Details, More About Risks, and Types of Investments – General Comments

a.
Comment:  It is unclear the extent to which this section describes principal strategies or non-principal strategies.  Please make this clear and segregate any discussion of principal strategies from non-principal strategies.

Ms. Ellen Sazzman
April 26, 2010

In addition, this section is separated from the “Types of Investments” section by a “More about Risks” section.  To avoid confusing the investor, keep information regarding principal strategies together.

Response:  These sections have been revised to segregate the principal strategies and risks from the non-principal strategies and risks.  The Principal Investments and Risks section contains a discussion of each Fund’s principal objectives, strategies and risks.  Additional Investments and Related Risks contains a discussion of the Funds’ additional investment and risks.  Finally, the section More About Risks has been removed, and all risks are now contained in the Principal Investments and Risks section or the Additional Investments and Related Risks section.

b.
Comment:  Notwithstanding that the prospectus includes a “More about Risks” section, the Types of Investments section includes a discussion of risks as well (see, e.g., Foreign Securities on page 50).  To avoid confusion, please either keep information regarding principal risks separate from the discussion of principal strategies, or revise the headings to clearly state that the two are being discussed together.

In addition, please ensure that all principal strategies noted in any Item 9 disclosure is summarized in response to Item 4 (e.g., the Types of Investments section notes that the Equity Fund engages in foreign investing, derivative transactions and securities lending, but the Item 4 disclosure for this fund omits any summary of these activities).

Response:  Please see the response to comment 18a above.  In addition, any principal strategy discussed in the Principal Investments and Risks section is summarized in the Principal Investment Strategies summary section.

c.
Comment:  It is insufficient for Item 9 purposes for the prospectus to simply note, as it does in the Types of Investments section that the Balanced Fund invests in certain underlying funds.  This disclosure must discuss in detail those investments and activities that the registrant has summarized in response to Item 4 requirements.

Response:  Disclosure regarding the principal strategies and risks associated with the 130/30 Fund and the Income Fund have been added for the Balanced Fund.

d.
Comment:  Please clarify if the disclosure on pp. 46-49 is intended to be a description of principal risks for all funds or more of a glossary for a more detailed description of certain principal risks.  Or does this list include risks other than principal risks?  If this disclosure is intended to be a glossary how has it been referenced earlier in the prospectuses for the funds?

Ms. Ellen Sazzman
April 26, 2010

Response:  Please see the response to comment 18a above.

19.	Equity Fund – Investment Objective and Strategies (pp. 26-28) (comments apply only to this fund)

a.	Comment: Please state the fund’s investment objectives and if applicable state that those objectives may be changed without shareholder approval. See Form N-1A, Item 9(a).

Response:  The Equity Fund’s investment objective has been added.  The investment objective cannot be changed without shareholder vote.  Accordingly, no disclosure has been added.

b.	Comment: Please clarify if the disclosure on pp. 26-28 represents Item 9 principal strategies disclosure. If not please provide such disclosure.

Response:  The Principal Strategies and Risks section contains disclosure pursuant to Item 9.

c.
Comment:  The description of principal investment strategies on page 26 and the description of principal investment strategies in the summary on pp. 1-2 are not consistent.  For example the summary makes no mention of “a quantitative process” described in the third and fourth paragraphs on page 26, of large cap core investments as described in the sixth paragraph on page 26, or of many of the investment strategies described on pp. 27-28 that are attributed to the 130/30 Fund (which may or may not be principal strategies of the Equity Fund).  Conversely the Item 9 disclosure on pp. 26-28 does not seem to mention investment in U.S. dollar denominated securities of foreign issuers or investment in domestic companies as described on pp. 1-2.  Nor do risks for all of these types of investments appear in the principal risks summary for the fund on page 2 or in an Item 9 principal risks discussion.  Please revise accordingly.

Response:  The Principal Investment Strategies summaries section and the Principal Strategies and Risks section have been revised and parallel each other to the extent that the Principal Investment Strategies summaries section is a summary of the full disclosure in the Principal Strategies and Risks section.

Ms. Ellen Sazzman
April 26, 2010

d.	Comment: Please put the fourth paragraph of the principal investment strategies discussion on page 26 into plain English.

Response:  This paragraph has been revised.

e.	Comment: Please clarify at page 26 how the Equity Fund’s assets are allocated between the two sub-advisors.

Response:  Disclosure has been added to clarify that Wilshire determines the asset allocation between sub-advisers.

f.
Comment:  Please clarify which of the 130/30 Fund’s strategies as described on pp. 27-28 represent principal strategies for the Equity Fund.  Please also clarify which manager is responsible for the Equity Fund’s investments in the 130/30 Fund.

Response:  Because the Equity Fund invests in the 130/30 Fund, all of the strategies for the 130/30 Fund discussed in the Principal Strategies and Risk section are principal strategies of the Equity Fund.  Wilshire determines the allocation for the Equity Fund’s investments in the 130/30 Fund.

g.	Comment: Please clarify the phrase “long positions” in the seventh and eighth paragraphs on page 27 and how the fund can hold in excess of 100% in long positions.

Response:  The phrase “long positions” has been clarified on page 32.  In addition, the Fund may hold in excess of 100% in long positions by borrowing.

20.	Balanced Fund – Investment Objective and Strategies (pp. 29-31) (comments apply only to this fund)

a.	Comment: Please state the fund’s investment objectives and if applicable state that those objectives may be changed without shareholder approval. See Form N-1A, Item 9(a).

Response:  The Balanced Fund’s investment objective has been added.  The investment objective cannot be changed without shareholder approval.  Accordingly, no disclosure has been added.

b.
Comment:  Please clarify if the disclosure on pp. 29-31 represents Item 9 principal strategies disclosure, particularly which strategies of the 130/30 Fund constitute principal strategies for the Balanced Fund.  If this is not Item 9 disclosure, please provide such disclosure of principal strategies and provide a separate discussion of other strategies.

Ms. Ellen Sazzman
April 26, 2010

Response:  This disclosure represents disclosure required by Item 9.

21.	Income Fund – Investment Objective and Strategies (pp. 33-34) (comments apply only to this fund)

a.	Comment: Please state the fund’s investment objectives and if applicable state that those objectives may be changed without shareholder approval. See Form N-1A, Item 9(a).

Response:  The Income Fund’s investment objective has been added.  The investment objective cannot be changed without shareholder approval.  Accordingly, no disclosure has been added.

b.
Comment:  Please clarify if the disclosure on pp. 33-34 represents Item 9 principal investment strategies disclosure.  If not please provide such disclosure and provide a separate discussion of other strategies.

Response:  This disclosure represents disclosure required by Item 9.

c.
Comment:  The description of principal investment strategies on pp. 33-34 and the description of principal investment strategies in the summary on page 9 are not consistent.  For example the summary makes no mention of investments in commercial paper described in the third bullet on page 33, in debt obligations of foreign issuers described in the fourth and fifth bullets on page 33, and in convertible securities, warrants, debt obligations rated below A (junk bonds??), and derivatives as described in the third full paragraph on page 33.  Nor do risks for all of these types of investments appear in the principal risks summary for the fund on page 10 or in an Item 9 principal risks discussion.  Please revise accordingly.

Response:  The Principal Investment Strategies summary section and the Principal Strategies and Risks section have been revised and parallel each other to the extent that the Principal Investment Strategies summary section is a summary of the full disclosure in the Principal Strategies and Risks section.

d.	Comment: Please disclose the capitalization range of the Barclays Capital Aggregate Bond Index or otherwise briefly describe that index in the second paragraph on page 33.

Ms. Ellen Sazzman
April 26, 2010

Response:  Please see the description of the Index on page 38.

22.	Small Cap Growth Fund – Investment Objective and Strategies (pp. 34-35) (comments apply only to this fund)

a.	Comment: Please state the fund’s investment objectives and if applicable state that those objectives may be changed without shareholder approval. See Form N-1A, Item 9(a).

Response:  The Small Cap Growth Fund’s investment objective has been added.  The investment objective cannot be changed without shareholder approval.  Accordingly, no disclosure has been added.

b.	Comment: Please clarify if the disclosure on pp. 34-35 represents Item 9 principal strategies disclosure. If not please provide such disclosure and provide a separate discussion of other strategies.

Response:  This disclosure represents disclosure required by Item 9.

c.
Comment:  The description of principal investment strategies on pp. 34-35 and the description of the principal investment strategies in the summary on page 14 are not consistent.  For example the summary makes no mention of investments in warrants described at the bottom of page 34.  In addition the disclosure on page 34 states that the advisor seeks to maintain a portfolio which is intended to replicate the performance of the Russell 2000 Growth Index whereas the summary at page 14 implies that the advisor chooses securities with growth rate estimates that exceed the average for that index.  Nor is the strategy related to turnover risk disclosed here.  Please revise accordingly.

Response:  The Principal Investment Strategies summary section and the Principal Strategies and Risks section have been revised and parallel each other to the extent that the Principal Investment Strategies summary section is a summary of the full disclosure in the Principal Strategies and Risks section.

d.	Comment: Please disclose the capitalization range of the Russell 2000 Growth Index or otherwise briefly describe that index on page 34.

Response:  Disclosure has been added on page 41 describing the index.

Ms. Ellen Sazzman
April 26, 2010

23.	International Equity Fund – Investment Objective and Strategies (pp. 35-37) (comments apply only to this fund)

a.	Comment: Please state the fund’s investment objectives and if applicable state that those objectives may be changed without shareholder approval. See Form N-1A, Item 9(a).

Response:  The International Equity Fund’s investment objective has been added.  The investment objective cannot be changed without shareholder approval.  Accordingly, no disclosure has been added.

b.	Comment: Please clarify if the disclosure on pp. 35-37 represents Item 9 principal strategies disclosure. If not please provide such disclosure and provide a separate discussion of other strategies.

Response:  This disclosure represents disclosure required by Item 9.

c.
Comment:  The description of principal investment strategies on pp. 35-36 and the description of the principal investment strategies in the summary on page 17 are not consistent.  For example the summary makes no mention of the relevance of the MSCI EAFE Index or the use of a global model as described on page 35 or of investment in undervalued securities as described on page 36.  Conversely, the disclosure on pp. 35-36 makes no mention of investment in no less than three different countries and in fixed income securities as described in the summary on page 18.  Please revise accordingly.

Response:  The Principal Investment Strategies summary section and the Principal Strategies and Risks section have been revised and parallel each other to the extent that the Principal Investment Strategies summary section is a summary of the full disclosure in the Principal Strategies and Risks section.

d.	Comment: Please put the two sentences at the top of page 36 beginning “the optimization process seeks . . .” into plain English.

Response:  These sentences have been revised.

e.	Comment: Please describe the MSCI EAFE Index as referenced on page 35.

Response:  Disclosure has been added on page 42 describing the index.

f.	Comment: Please clarify at page 26 how the Equity Fund’s assets are allocated between the two sub-advisors.

Ms. Ellen Sazzman
April 26, 2010

Response:  Please see the response to comment 19(e) above.

24.	Socially Responsible Fund – Investment Objective and Strategies (pp. 38-40) (comments apply only to this fund)

a.
Comment:  Please state the fund’s investment objectives and if applicable state that those objectives may be changed without shareholder approval.  See Form N-1A, Item 9(a).  Accordingly, no disclosure has been added.

Response:  The Socially Responsible Fund’s investment objective has been added.  The investment objective may not be changed without shareholder vote.

b.	Comment: Please clarify if the disclosure on pp. 38-40 represents Item 9 principal strategies disclosure. If not please provide such disclosure and provide a separate discussion of other strategies.

Response:  This disclosure represents disclosure required by Item 9.

c.
Comment:  Please amend the principal strategies summary to more completely describe those principal strategies based on the Item 9 disclosure on pp. 38-40.  For example, consider adding with respect to the appreciation strategy that the manager looks for growth and value stocks consisting primarily of blue chip companies dominant in their industries as well as companies with sustained earnings growth and/or a cyclical earnings record.  Please also consider adding some of the most important bullets on page 38, particularly regarding undervalued companies and companies with superior demonstrated growth whose stocks are reasonably priced.  Please also consider adding with respect to the large cap core strategy that the manager looks for companies believed be able to increase earnings and retain cash for growth and to construct an investment portfolio similar to the S&P 500 Index of Composite Stocks.

Response:  This disclosure has been revised accordingly.

25.	Portfolio Holdings (comment applies to all funds in Prospectus 1)

a.
Comment:  Please state that a description of the fund’s policies and procedures with respect to the disclosure of the fund’s portfolio securities is available in the fund’s SAI and on the fund’s website if applicable.  See Form N-1A, Item 9(d).

Response:  Please see the portfolio holdings disclosure on page 58.

Ms. Ellen Sazzman
April 26, 2010

26.	Management (pp. 54-64) (comment applies to all funds in Prospectus 1)

a.	Comment: Please provide updated advisory fees including the aggregate fee paid to the adviser for the most recent fiscal year at page 55. See Form N-1A, Item 10(a)(1)(ii).

Response:  The updated advisory fees have been provided.

b.
Comment:  Please provide the disclosure required by Item 10 of Form N-1A for Pyramis Global Advisors on page 63, for Thompson, Siegel & Walmsley LLC on page 64, and for TWIN Capital Management, Inc. on page 64.

Response:  Pyramis Global Advisors, Thompson, Siegel & Walmsley LLC and TWIN Capital Management, Inc. are sub-advisers to the 130/30 Fund, which is an underlying fund of the Balanced Fund and the Equity Fund.  Accordingly, the Registrant does not believe that disclosure pursuant to Item 10 of Form N-1A is required for these entities.

c.	Comment: Please clarify Mr. Stephen Walsh’s experience for the past five years (mentioned on page 58 but omitted on page 59). Please do the same for Ms. Wong (page 60).

Response:  Mr. Walsh and Ms. Wong’s experience for the past five years has been disclosed and, accordingly, no changes were made.

d.
Comment:  Please clarify what “Fund” is being referred to in the discussion of Pyramis and UBS on page 63, and clarify whether these entities are subadvisers to that fund.  If they are, please provide responsive disclosure as to portfolio managers.  If they are not, please clarify the point of the disclosure on pages 62 and 63.

Response:  This disclosure refers to the subadvisers for the 130/30 Fund and has been revised accordingly.  Because the 130/30 Fund is an underlying fund to the Equity Fund and Balanced Fund, the portfolio managers for the 130/30 Fund have not been disclosed.

27.	Financial Highlights (pp. 68-74) (comment applies to all funds in Prospectus 1)

a.
Comment:  Please disclose in the introductory paragraph on page 68 that the financial highlights do not reflect fees for variable insurance products and if such fees were included performance would be lower.

Ms. Ellen Sazzman
April 26, 2010

Response:  This disclosure has been added.

PROSPECTUS 2:

28.	Back Cover Page (comment applies to all funds)

a.
Comment:  Please explain how shareholders may make inquiries to the Trust or to a fund and provide a toll-free number to call with respect to those inquiries and to request other information about the fund.  See Form N-1A, Item 1(b).

Response:  Shares of the Wilshire 2015 ETF Fund, Wilshire 2025 ETF Fund and Wilshire 2035 ETF Fund (the “Target Maturity Funds”) are only available through variable annuity contracts.  Accordingly, the back cover page directs shareholders to contact their insurance company with inquires.

29.	Wilshire 2015 ETF Fund – Investment Objective (p. 1) (comments apply to all finds in Prospectus 2)

a.	Comment: Please give the full phrase for the abbreviation ETF the first time it is used.

Response:  “ETF” has been defined on page 4.

b.
Comment:  Please explain to staff whether the fund of funds’ structure is based upon an exemptive order obtained from the SEC or is in compliance with applicable sections and rules under the 1940 Act.  If the former, please provide staff with the release number of the exemptive relief.  If the latter, please explain to staff how the fund’s structure complies with applicable sections and rules under the 1940 Act.

Response:  The Target Maturity Funds intend to comply with the limits of Section 12(d)(1) of the Investment Company Act of 1940 (“1940 Act”), as amended, in one of two ways:  (1) limiting investment in any one ETF to 3% of the ETF’s outstanding shares in reliance on Section 12(d)(1)(F) of the 1940 Act, or (2) as applicable, complying with the provisions of a given ETF’s exemptive order which permits investing funds (such as the Target Maturity Funds) to invest in such ETF in excess of the 12(d)(1) limits.

Ms. Ellen Sazzman
April 26, 2010

30.	Wilshire 2015 ETF Fund – Fund Fees and Expenses (p. 1) (comments apply to all funds in Prospectus 2)

a.
Comment:  Please disclose at page 1 in the introductory paragraph to the fee tables that the table does not reflect variable insurance product expenses and if such expenses were reflected, fees would be higher.

Response:  This disclosure has been added for the Target Maturity Funds.

b.	Comment: Please confirm to staff that there are no breakpoint discounts to disclose pursuant to Item 3 of Form N-1A.

Response:  The funds do not impose a sales charge; therefore, there are no breakpoint discounts to disclose.

c.
Comment:  Please revise on page 1 the annual fund operating expenses table to follow the format of Form N-1A, Item 3.  See in particular Item 3, Instruction 3(e) which states that if there are expense reimbursement or fee waiver arrangements, a fund may add two captions to the table, one caption showing the amount of the waiver and a second caption showing net expenses after subtracting the waiver from total fund operating expenses, and those captions are placed below the total annual fund operating expenses caption.

Response:  The table format has been revised to comply with Form N-1A, Item 3.

d.
Comment:  Please provide updated fee table information for staff review, particularly given the new requirements of Form N-1A, Item 3.  Please note that waiver agreements can only be reflected in the table and described in a footnote if they are contractual in nature and the advisor does not have any right to cancel the agreement for one year from the effective date of the prospectus.  Furthermore the waiver must actually reduce fund operating expenses to be reflected in the disclosure.  See Instruction 3(e) to Item 3 of Form N-1A.

Response:  Updated fee table information has been provided and the contractual fee waiver through April 30, 2011 is shown in the table.

e.	Comment: Please delete footnotes 1, 2, the third sentence of footnote 3 and footnote 4 to the fund operating expenses table inasmuch as Form N-1A, Item 3 does not provide for such disclosure.

Response:  Footnote 2, the third sentence of footnote 3 and footnote 4 to the fund operating expenses table have been removed.  Pursuant to Item 3(d)(ii)(B) of Form N-1A, the Registrant has determined not to remove footnote 1 to the table because the Target Maturity Funds’ expense structure has materially changed due to Funds’ restructuring to invest 100% in underlying ETFs.  Prior to October 5, 2009, the Funds also invested in underlying affiliated funds.

Ms. Ellen Sazzman
April 26, 2010

31.	Wilshire 2015 ETF Fund – Example (pp. 1-2) (comment applies to all funds in Prospectus 2)

a.
Comment:  Please add a statement to the introductory language before the example to disclose that variable insurance product fees have not been reflected in the example and that if such variable insurance fees were reflected, your expenses would be higher.

Response:  This disclosure has been added for the Target Maturity Funds.

32.	Wilshire 2015 ETF Fund – Portfolio Turnover Rate (p. 2) (comment applies to all funds in Prospectus 2)

a.	Comment: Please provide updated information.

Response:  This information has been updated.

33.	Wilshire 2015 ETF Fund – Principal Investment Strategies Summary (p. 2) (comments apply to all funds in Prospectus 2)

a.
Comment:  Please clarify the concept of an exchange traded fund and the relationship between this fund and the underlying ETFs.  Please also clarify the relationship between the underlying ETF and any relevant index or benchmark as referenced in the second sentence of this section on page 2.

Response:  The concept of an exchange-traded fund and the relationship between a fund and the underlying ETFs are explained under the Principal Investment Strategies summary.

b.
Comment:  Please disclose how the specific allocation percentages consistent with each fund of ETFs’ risk level are chosen and what factors are used to determine when those allocation percentages should be changed.

Response:  Disclosure has been added clarifying the amounts invested in each of the ETFs will vary depending on the investment time horizon and Wilshire’s assessment of business, economic and market conditions, including any potential advantage of price shifts between the equity markets and fixed income markets.

Ms. Ellen Sazzman
April 26, 2010

c.
Comment:  Please add disclosure that more specifically describes the investments of the underlying funds in which this particular fund intends to invest.  For example, add the first few sentences of the third paragraph of this section.  This is particularly important because the second sentence of the third paragraph states that the current target allocation is approximately 57% equity and 43% fixed income (which is apparently still accurate based on the disclosure on page 15) and this description differs from the statement at the end of the first paragraph which states that within 5-10 years the fund’s asset allocation will be approximately 80% fixed income and 20% equity securities.  Please clarify and resolve apparent discrepancies.

Response:  The Principal Investment Strategies summary has been revised to clarify the investments of the underlying funds in which each Target Maturity Fund intends to invest.  In addition, disclosure has been added to include both the current target allocation for each Fund and the expected allocation within 5-10 of the target retirement year.

d.
Comment:  Please also clarify if this fund intends to invest in ETFs that invest in foreign securities as well as debt, commodities, money market securities, futures, and other instruments as described in the second sentence of the first paragraph.  If those strategies in the aggregate rise to the level of principal strategies for this fund, please disclose.  Otherwise please delete the reference to those investments.

Response:  The Fund may invest in ETFs that invest in foreign securities as well as debt, commodities, money market securities, futures, and other instruments.  Accordingly, this is disclosed in the Principal Investment Strategies summary sections.

e.
Comment:  Please note that the description of principal investment strategies (as well as principal risks) for this fund (Wilshire 2015 ETF Fund) is identical to the disclosure for the Wilshire 2025 ETF Fund (at page 6) and the disclosure for the Wilshire 2035 ETF Fund (at page 11), even with respect to the asset allocation in 5-10 years.  Please make disclosure specific to each fund.

Response:  The disclosure will be identical for the expected allocation within 5–10 years of the respective retirement date.  However, the current asset allocation will vary among the Target Maturity Funds based on the respective retirement date.

f.
Comment:  Please confirm to staff that the principal strategies summary discloses all strategies of the underlying funds that in the aggregate are expected to be principal strategies of the fund of funds.

Ms. Ellen Sazzman
April 26, 2010

Response:  The Principal Strategies summary discloses all strategies of the underlying funds that in the aggregate are expected to be principal strategies of the fund of funds.

g.	Comment: Please make any necessary revisions to Item 9 principal strategies disclosure for this fund.

Response:  The Fund of Funds section has been revised to conform with Item 9.

h.	Comment: Please confirm to staff whether the exchange-traded futures on major foreign stock market indices are contractually required to settle in cash.

Response:  The Adviser has represented that the Target Maturity Funds do not invest in exchange-traded futures.

34.	Wilshire 2015 ETF Fund – Principal Investment Risks Summary (pp. 3-4) (comments apply to all funds in Prospectus 2)

a.	Comment: Please disclose risks associated with fixed income investments which are described in the principal strategies summary as a significant investment for the fund.

Response:  Risks associated with investments in fixed-income securities have been added.

b.
Comment:  If this fund intends to invest in ETFs that invest in foreign securities as well as debt, commodities, money market securities, futures, and other instruments as described in the second sentence of the first paragraph and those investments represent principal investment strategies, consider whether the risks associated with those strategies rise to the level of principal risks and add disclosure that addresses those risks.

Response:  Risks associated with these investments have been included in the Principal Risks summary section.

c.	Comment: Please make the risk disclosure specific to this fund and do so by summarizing all risks entailed in the principal strategies outlined in the principal strategies summary.

Response:  Risk disclosure for each of the strategies outlined in the Principal Investment Strategies summary has been added.

Ms. Ellen Sazzman
April 26, 2010

d.
Comment:  Please remove the statement in the first full paragraph at the top of page 4 that concerns additional risks.  Item 3 of Form N-1A does not provide for such disclosure.  Furthermore the statement needs to be put into plain English.

Response:  This statement has been removed.

e.	Comment: Please make any necessary revisions to Item 9 risk disclosure for this fund.

Response:  The Fund of Funds section has been revised to conform with Item 9.

35.	Wilshire 2015 ETF Fund – Performance (p. 4) (comments apply to all funds in Prospectus 2)

a.	Comment: Please remove the word “Past” before Performance in the heading for this section pursuant to Item 4 of Form N-1A.

Response:  The word “Past” before Performance in the heading for this section has been removed.

b.	Comment: Please provide updated performance information.

Response:  Updated performance information has been provided.

c.
Comment:  In the introductory language to the performance information, please reference returns for 1, 5, and 10 years unless some different time period is reflected in which case the fund’s inception date should be reflected in parentheses in the performance table.

Response:  The one-year and since inception periods have been referenced in the introductory language to the performance information for each fund.  The Fund’s inception date has been noted in the performance table.

d.	Comment: Please add a heading before the table that describes it as the Average Annual Total Returns table pursuant to Form N-1A, Item 4.

Response:  This heading has been added.

e.
Comment:  Please remove the first starred footnote to the average annual total returns table that describes the index inasmuch as Form N-1A, Item 4, Instruction 2(b) does not provide for such disclosure concerning the primary index.

Ms. Ellen Sazzman
April 26, 2010

Response:  This footnote has been removed.

f.
Comment:  Please remove the second and third starred footnotes to the average annual total returns table and put any description of the additional indexes in the narrative before the bar chart and table.  See Form N-1A, Item 4, Instruction 2(b), (c).

Response:  The second and third footnotes have been removed, and disclosure has been added to the narrative disclosure preceding the bar chart and table.

g.
Comment:  Please confirm supplementally that no updated performance information for any fund will be made available or if the fund is planning to do so, provide additional information in the prospectus as to how that updated information may be obtained.  See Form N-1A, Item 4(b)(2)(i).

Response:  Disclosure has been added indicating that updated performance information is available through the shareholder’s insurance company’s website.

36.	Tax Information (p. 14) (comment applies to all funds in Prospectus 2)

a.
Comment:  Please revise the tax disclosure to reflect that although the funds expect to make distributions of income and/or capital gains, if any, on an annual basis, the individual investor does not own shares of the funds directly.  Rather the shares are sold through accurate accounts of the insurance company from which the investor has purchased a variable annuity, variable life insurance contract, and/or retirement plan.  Please also state that the investor should refer to the prospectus for the variable annuity or variable life insurance contract or to the retirement plan documents for tax information regarding those products.

Response:  This disclosure has been revised.

37.	Financial Intermediary Compensation (p. 14) (comment applies to all funds in Prospectus 2)

a.
Comment:  Please revise the disclosure to more accurately reflect that these funds are not sold directly to the general public but instead are offered as underlying investment options of variable insurance contracts.  Then please disclose whether there may be direct or indirect payments to the insurance companies, its affiliates or broker-dealers for distribution and/or other services that could create a conflict of interest as to whether these parties recommend the purchase of fund shares.  See Item 8 of Form N-1A.

Ms. Ellen Sazzman
April 26, 2010

Response:  This disclosure has been revised.

38.	Wilshire 2015, 2025, 2035 ETF Funds - Investment Objective, Strategies and Risks (pp. 15-16) (comments apply to all funds in Prospectus 2)

a.
Comment:  Please clarify if the disclosure on pp. 33-34 represents Item 9 principal investment strategies disclosure.  If not please provide such disclosure and provide a separate discussion of other strategies.

Response:  This section has been revised to conform with Item 9.

b.
Comment:  Please supplement the description of top tier fund principal investment strategies on pp. 15-16 with underlying fund strategies that are specific to each fund consistent with Item 9(b)(1), (2) of Form N-1A.

Response:  Each of the Target Maturity Funds may invest in the entire universe of ETFs.  However, the Registrant believes it has identified the strategies of the underlying funds in which the Target Maturity Funds may invest.

c.	Comment: Please disclose the principal risks of investing in the fund based on the summary of principal risks we have asked for in the preceding comments.

Response:  The principal risks have been disclosed.

d.
Comment:  Please state that a description of the fund’s policies and procedures with respect to the disclosure of the fund’s portfolio securities is available in the fund’s SAI and on the fund’s website if applicable.  See Form N-1A, Item 9(d).

Response:  Please see the disclosure in the “Additional Information” section.

e.	Comment: For this affiliated fund of funds, the disclosure should state that in effectuating the fundamental policies, the fund of funds will look through to the investments of the underlying funds.

Response:  The Target Maturity Funds do not invest in affiliated underlying funds.

f.
Comment:  To the extent that the Registrant is relying upon the underlying ETFs’ orders to allow for investments in certain unnamed ETFs, disclose that Registrant will comply with any conditions regarding sales and 12b-1 fees that would have been required for the Registrant to obtain its own order.

Ms. Ellen Sazzman
April 26, 2010

Response:  The Registrant will comply with the conditions applicable to the Registrant in the underlying ETF orders.

39.	More About Risks of Investing in the Funds (pp. 19-22) (comment applies to all funds in Prospectus 2)

a.
Comment:  Please clarify if the disclosure on pp. 19-22 is intended to be a description of principal risks for all funds or more of a glossary for a more detailed description of certain principal risks.

Response:  This disclosure has been revised and is intended to be a description of all principal risks.

b.	Comment: Please ensure that all underlying fund principal risks we have asked that you summarize in response to Item 4 requirements are summarized in the “More About Risks” section.

Response:  All underlying fund principal risks have been included in this section.

c.
Comment:  Does this list include risks other than principal risks?  If so please segregate out non-principal risks.  If this disclosure is intended to be a glossary how has it been in the referenced prospectuses for the funds?

Response:  It has been determined that all of these risks are principal risks and accordingly this section has been identified as such.

40.	Management (p. 26-27) (comment applies to all funds in Prospectus 2)

a.	Comment: Please provide updated advisory fees including the aggregate fee paid to the adviser for the most recent fiscal year at page 26. See Form N-1A, Item 10(a)(1)(ii).

Response:  This information has been disclosed.

b.	Comment: Please clarify Mr. Kaye’s business experience for the last five years pursuant to 10(a)(2) of Form N-1A.

Response:  Please see the disclosure on page 26.

Ms. Ellen Sazzman
April 26, 2010

41.	Financial Highlights (pp. 32-35) (comment applies to all funds in Prospectus 2)

a.
Comment:  Please disclose in the introductory paragraph on page 68 that the financial highlights do not reflect fees for variable insurance products and if such fees were included performance would be lower.

Response:  This disclosure has been included.

42.	Statement of Additional Information (comments apply to all funds)

a.	Comment: Please update the SAI to reflect appropriate dates, compensation, fees, and any other changes and submit a marked copy for staff review.

Response:  This information has been updated.

b.
Comment:  In the SAI disclosure addressing investment policies for the Wilshire ETF Funds, please disclose how many ETFs each fund invests in; whether they are affiliated or unaffiliated; whether the fund will treat each ETF as an issuer or an investment company when applying the Section 5 diversification requirements (and if the fund is treating ETFs as investment companies, will the fund look to the underlying ETF investments to determine diversification); how the fund will comply with the investment limitations of Section 12(d)(1) of the Investment Company Act of 1940; and whether the fund will invest in creation units or purchase exchange traded shares and if the latter, the fund must include disclosure regarding the related broker costs.

Response:  Disclosure has been added to page 4 of the SAI indicating that the Target Maturity Funds will invest in 10–15 underlying unaffiliated ETFs and that, as of the date of the SAI, the Wilshire 2015 ETF Fund and the Wilshire 2025 ETF Fund hold 12 underlying unaffiliated ETFs and the Wilshire 2035 ETF Fund holds 11 underlying unaffiliated ETFs.

The Target Maturity Funds are nondiversified funds, and accordingly no disclosure was added with respect to whether the Target Maturity Funds will treat an ETF as an issuer or an investment company when applying the Section 5 diversification requirements.

As noted in the response to comment 29(b), above, the Target Maturity Funds intend to comply with the limits of Section 12(d)(1) in one of two ways:  (1) limiting investment in any one ETF to 3% of the ETF’s outstanding shares in reliance on Section 12(d)(1)(F) of the 1940 Act, or (2) as applicable, complying with the provisions of a given ETF’s exemptive order which permits investing funds (such as the Target Maturity Funds) to invest in such ETF in excess of the 12(d)(1) limits.  Accordingly, disclosure regarding compliance with the Section 12(d)(1) limits has been added to the SAI.

Ms. Ellen Sazzman
April 26, 2010

The Target Maturity Funds invest in exchange-traded shares and, accordingly, the brokerage commissions for the Funds have been disclosed on page 65.

c.
Comment:  In the portfolio holdings disclosure on page 65, either list all third parties to whom the Trust releases nonpublic information or give a specific reference to where that information can be found.  See Form N-1A, Item 16(f)(2).

Response:  A reference to the page numbers in the SAI in which the names of these parties can be found has been disclosed in the Portfolio Holdings section (page 63).

d.
Comment:  Please confirm to staff that the Registrant intends to comply with the new requirements for Form N-1A, Item 17, set forth in the Proxy Disclosure Enhancements rule, Securities Act Release No. 9089 (Dec. 16, 2009), 74 FR 68334 (Dec. 23, 2009).

Response:  The Registrant has included disclosure to comply with the new requirements for Form N-1A, Item 17, set forth in the Proxy Disclosure Enhancements rule, Securities Act Release No. 9089 (Dec. 16, 2009), 74 FR 68334 (Dec. 23, 2009).

43.	Financial Statements, Exhibits, and Other Information (comments apply to all funds)

a.	Comment: Please provide any financial statements, exhibits, consents, and other required disclosure not included in this post-effective amendment.

Response:  All exhibits and consents will be included in post-effective amendment No. 46.

44.	Tandy Representation (comment applies to all funds)

a.
Comment:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the registrant and its management are in possession of facts relating to a fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Ms. Ellen Sazzman
April 26, 2010

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  A Tandy representation has been provided.

*           *           *           *           *

If you have any questions regarding these responses, please call me at (312) 609-7732.

Very truly yours,

/s/ Jennifer M. Goodman

JLG/srt

April 26, 2010

VIA EDGAR

Ms. Ellen Sazzman
Securities and Exchange Commission
Division of Investment Management-Office of Insurance Products
100 F Street, NE
Washington, D.C.  20549

Re:	Wilshire Variable Insurance Trust (the “Registrant”) Registration Statement on Form N-1A Registration Numbers 333-15881; 811-07917

Dear Ms. Sazzman:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided with respect to Post-Effective Amendment No. 45 under the Securities Act of 1933 to the Registrant’s registration statement on Form N-1A filed with the Commission on February 26, 2010.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Wilshire Variable Insurance Trust

By:	/s/ Lawrence E. Davanzo
Name:	Lawrence E. Davanzo
Title:	Trustee and President